EXHIBIT 99.1

Additional Financial Information (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business and as such, includes certain non-GAAP financial measures.

Condensed Statements of Revenues and Expenses

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	For the years ended October 31
	2007	2006	2005
(in millions)
Sales of manufactured products, net	$11,910	$13,878	$11,827

Costs of products sold	10,131	11,703	10,250
Selling, general and administrative expenses	1,352	1,234	974
Engineering and product development costs	382	453	413
Other expenses, net	246	240	181

Total costs and expenses	12,111	13,630	11,818

Income (loss) before income taxes — Manufacturing operations	(201)	248	9
— Financial services operations	128	147	136

Income (loss) before income taxes	(73)	395	145
Income tax expense	(47)	(94)	(6)

Net income (loss)	$(120)	$301	$139

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Condensed Statements of Assets, Liabilities, and Stockholders’ Deficit

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	As of October 31
	2007	2006
(in millions)
Cash and cash equivalents	$716	$1,078
Marketable securities	6	136
Accounts receivables	788	756
Inventories	1,380	1,730
Investments in and advances to financial services operations	397	709
Investments in and advances to non-consolidated affiliates	154	207
Property and equipment, net	1,980	2,054
Goodwill and intangible assets, net	639	606
Other assets	325	273
Deferred taxes, net	123	98

Total assets	$6,508	$7,647

Accounts payable	$1,888	$2,371
Postretirement benefits liabilities	1,310	1,587
Debt—manufacturing operations	2,028	2,471
Other liabilities	2,016	2,332
Stockholders’ deficit	(734)	(1,114)

Total liabilities and stockholders’ deficit	$6,508	$7,647

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Condensed Statements of Cash Activities

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	For the years ended October 31
	2007	2006	2005
(in millions)
Cash flow from operating activities:
Net income (loss)	$(120)	$301	$139
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	312	317	271
Depreciation of equipment held for or under lease	40	34	23
Deferred taxes	37	(3)	(67)
Equity in income of financial services operations	(128)	(147)	(136)
Equity in income of non-consolidated affiliates	(74)	(99)	(90)
Dividends from financial services operations	400	—	—
Dividends from non-consolidated affiliates	111	83	83
Other, net	(451)	32	508

Net cash provided by operating activities	127	518	731

Cash flow from investing activities:
Purchases of marketable securities	(221)	(179)	(828)
Sales or maturities of marketable securities	351	134	918
Net change in restricted cash and cash equivalents	(10)	1	(5)
Capital expenditures	(310)	(227)	(291)
Purchase of equipment held for or under lease	(26)	(35)	(62)
Acquisitions, net of cash acquired	(7)	(54)	(563)
Other investment activities	99	(19)	21

Net cash used in investing activities	(124)	(379)	(810)

Net cash provided by (used in) financing activities	(453)	140	272
Effect of exchange rate changes on cash and cash equivalents	88	23	36

Increase (decrease) in cash and cash equivalents	(362)	302	229
Cash and cash equivalents at beginning of the year	1,078	776	547

Cash and cash equivalents at end of the year	$716	$1,078	$776

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